

December 12, 2012

<u>Via E-mail</u>
John W. Foster
Chief Executive Officer
Odyssey Pictures Corporation
2321 Coit Road, Suite E
Plano, TX75075

> **Re: Odyssey Pictures Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 15, 2012**
> **File No. 000-18954**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>General</u>

1. We note that you have securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. We also note that you have not filed a proxy or information statement pursuant to Regulation 14A or Regulation 14C of the Securities Exchange Act of 1934 since November of 2004. Please advise when was the last time you held an annual or special meeting of stockholders. Please also advise whether you solicited proxies in connection with any such meeting or whether corporate action was taken by written authorization or consent. To the extent you have held an annual or special meeting of stockholders where either proxies have been solicited or where corporate action was taken by written authorization or consent, please provide us a legal analysis explaining why you were not required to file a proxy or information statement in

connection with such meeting. Please include legal references, statutory, case law or otherwise, to the extent applicable.

Cover Page

2. Please provide your basis for indicating that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Please amend your filing and revise the cover page to disclose the aggregate market value of your common stock held by non-affiliates computed by reference to the price at which such common stock was last sold, or the average bid and asked price of such common stock, as of the last business day of your most recently completed second fiscal quarter. Refer to the Form 10-K cover page instructions. In this regard, we note that you provided the information as of the last business day of your most recently completed fiscal year.

4. Please amend your filing and revise the cover page to indicate the number of shares of your common stock outstanding as of the latest practicable date prior to the date of filing your initial report. In this regard, we note that you provided the information as of the last business day of your most recently completed fiscal year.

Item 10. Directors and Executive Officers and Corporate Governance, page 6

5. Please amend your filing to briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

6. We note your disclosure that your directors, officers and greater than 10% stockholders "did not comply" with the filing requirements under Section 16(a) of the Securities Exchange Act of 1934. Please amend your filing to identify each director, officer and greater than 10% stockholder who failed to file on a timely basis any reports required by Section 16(a) of the Securities Exchange Act of 1934 during the most recent fiscal year or prior fiscal years. For each such person, please also set forth the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required report.

7. Please amend your filing to include the information required by Item 406 and Items 407(d)(4) and (d)(5) of Regulation S-K.

Item 11. Executive Compensation, page 6

8. Please amend your filing to revise the "Summary Compensation" table to include the columns required by Item 402(n) of Regulation S-K.

9. We note that you granted Mr. Foster certain stock and option awards in 2011 and 2012. Please amend your filing to list such awards in the "Stock Awards" and "Options Awards" columns of the "Summary Compensation" table and to clarify that the amounts have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please also amend your filing to include a footnote disclosing all assumptions made in the valuation of such stock or option awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Items 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

10. Please amend your filing to include an "Outstanding Equity Awards at Fiscal Year-End" table with associated footnote disclosure. Refer to Item 402(p) of Regulation S-K.

11. Please amend your filing to include a "Director Compensation" table with associated footnote disclosure. Refer to Item 402(r) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners, page 7

12. Please amend your filing to include the "Equity Compensation Plan Information" table as required by Item 201(d) of Regulation S-K.

13. Please amend your filing to provide the information required by Item 403 of Regulation S-K as of the most recent practicable date prior to the date of filing your initial report. In this regard, we note that you provided the information as of the last business day of your most recently completed fiscal year.

Item 15. Exhibits and Financial Statement Schedules, page 8

14. Please amend your filing to file, or appropriately incorporate by reference, the exhibits required by Item 601 of Regulation S-K. In this regard, we note that you appear to have included footnote references without the corresponding exhibits.

15. We note your disclosure on pages 4 and 6 that you have entered into certain financing agreements with various third-parties and an employment agreement with Mr. Foster. Please amend your filing to file, or appropriately incorporate by reference, all material contracts required by Item 601(b)(10) of Regulation S-K.

Consolidated Balance Sheets, page 9

16. Given the significant increase in production advances reflected on your balance sheet during fiscal 2012, please explain in the notes to your financial statements the nature of the items that are recorded in this balance sheet line item. Your revised disclosures should clarify whether these assets are related to an investment in production inventory

and equipment per the cash flow statement and should also explain in further detail the nature of any production inventory and equipment that has been acquired. Your response and your revised disclosures should also explain in detail why you believe it is appropriate to reflect the amounts paid for such items as an asset rather than an expense in your financial statements.

Consolidated Statement of Operations, page 10

17. Please tell us and explain in the notes to the financial statements the nature of the income attributable to non-controlling interest for fiscal 2011 in the income statement of $(713,700). Your response and your revised disclosure should explain why income attributable to a non-controlling interest is presented for fiscal 2011 and not in prior years or in the current fiscal year.

Consolidated Statement of Stockholders' Deficiency, page 13

18. Please tell us the nature of the line item "Equity of consolidated subsidiary" of $237,900 reflected in the statement of stockholder's deficiency during fiscal 2011.

Background and Significant Accounting Policies, page 14

Significant Accounting Policies, page 14

Revenue Recognition, page 14

19. We note from page 1 that you recognize revenues from multiple services provided as part of projects managed by you, but performed by third party contractors. We further note from the last sentence of the fourth paragraph on page 1 that this enables you to receive revenues throughout the revenue earning process rather than waiting until delivery of the final product. In this regard, please tell us, and revise MD&A and the notes to your financial statements to disclose the nature of each material revenue stream, including the product or services included in your projects, whether such deliverables are sold together or separately, and your related revenue recognition policy for each type of revenue. In this regard, your current disclosure in the notes to the financial statements indicates that you are only earning revenue under a three year branding and services agreement that provides for a monthly licensing fee that is being recognized on a straight line basis over the term of the agreement. Your response and revised disclosure should clearly explain how your revenue recognition policy for each type of revenue being recognized complies with the guidance outlined SAB Topic 13.A.

2. Notes and Loans Payable, page 18

20. We note that the amount of debt obligations disclosed in Note 2 do not agree to the debt obligations disclosed in your balance sheets. Please revise Note 2 to provide tabular

detail of all notes and loans payable including the balance outstanding at each fiscal year end presented, the interest rate, and maturity date. Also, to the extent any of your obligations are convertible into your common shares as indicated in the fifth paragraph on page 4 of MD&A, please revise the notes to your financial statements to disclose the conversion terms and to explain how they were determined.

Discharge of Debt, page 18

21. We note that significant amounts of accounts payable have been written off during fiscal 2012 and 2011 for which no attempt at collection has been made or for which the statute of limitations for collection has lapsed. In this regard, please tell us how the write-off of these payables meets the criteria for extinguishment under ASC 405-20-40-1. Your response should clearly explain whether you were legally released from these obligations or otherwise explain why you believe derecognition of such liabilities was appropriate under ASC 405-20-40-1. We may have further comment upon receipt of your response.

22. We note that the amounts reflected in the statement of operations in the line item excess carrying value of renegotiated payables for 2012 and 2011 do not agree to the amounts reflected in the table included at the bottom of page 18 in Note 4 to the financial statements. Please reconcile and revise these amounts.

5. Stockholders' Equity, page 19

23. Please reconcile the 4,000,000 warrants issued April 15, 2012 as disclosed in Note 5, with the two issuances of 4,000,000 warrants on April 1, 2012 and April 30, 2012 as disclosed on page 4 of MD&A. In this regard, it is unclear whether 4 million or 8 million warrants were issued during fiscal 2012. Your response and revised disclosure should also discuss your accounting treatment for the warrants and should explain the method and significant assumptions used to determine the fair value of the warrants.

7. Acquisition of Film Zone, LLC and Discontinued Operations, page 19

24. With regard to the 50% of FilmZone, LLC that was purchased in fiscal 2011, please tell us and revise Note 7 to disclose the purchase price for the remaining 50% equity interest acquired and the identity of the party from which such interest was purchased. Your response and your revised disclosure should also explain how you accounted for the acquisition of the remaining 50% interest during 2011 and if fair value was used to account for assets and liabilities acquired as part of this transaction, the notes to your financial statements should be revised to include disclosure of the allocation of the purchase price to the net asset acquired pursuant to the guidance in ASC 805-20-50-1.

25. In a related matter, since FilmZone's only assets were sold to a related party during fiscal 2011, please tell us how the sales prices of $330,905 and $269,547 for the assets disposed of were determined. Your response should include how the fair value of the assets was

used in the determination of the sales price and to the extent the sale price exceeded the fair value, please explain why the related party entities were willing to pay more than fair value for the assets sold.

Signatures, page 22

26. Please amend your filing to revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, controller, or principal accounting officer and at least a majority of your board of directors. Refer to Form 10-K, General Instructions D(2)(a). In this regard, we note that Mr. Foster signed the second half of your signature page on behalf of the registrant but that none of the aforementioned individuals signed the second half of your signature page in their individual capacities.

Certifications

27. We note the identification of the certifying individual at the beginning of the certification required by Item 601(b)(31) of Regulation S-K also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include such individual's title. We also note the reference to "small business issuer" throughout the certification required by Item 601(b)(31) of Regulation S-K. The certification should be revised to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K. Additionally, we note that Mr. Foster has not signed the certifications required by Items 601(b)(31) and (b)(32) of Regulation S-K in his individual capacity as your principal executive and financial officer. In this regard, we note that Mr. Foster signed the certifications on behalf of the registrant. Lastly, we note that the certification required by Item 601(b)(32) of Regulation S-K inappropriately references a "Quarterly Report." Please amend your filing to include the entire periodic report and new certifications which are signed and dated and in the forms required by Items 601(b)(31) and (b)(32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief